Blue Holdings, Inc.
4901 Zambrano Street
 Commerce, CA 90040

March 11, 2009

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re.:	Registration Statement on Form S-8 Registration No. 333-147873

Ladies and Gentlemen:

The undersigned hereby requests the withdrawal of its registration statement on Form S-8 (Registration  No.333-147873). None of the securities registered in that registration statement have been issued or sold.

Very truly yours, /s/ Paul Guez Paul Guez Chairman